ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-156695 Dated February 1, 2010

UBS AG Step Performance Securities Linked to the
S&P 500® Index due on or about February 29, 2012

Strategic Alternatives to Indexing

Investment Description

UBS AG Step Performance Securities (the “Securities”) are senior unsecured debt securities issued by UBS AG (“UBS”) with returns linked to the performance of the S&P 500® Index (the “underlying index”). At maturity, if the index return is zero or positive, you will receive your principal amount plus a return equal to the greater of (a) the index return and (b) the step return of 16% to 19% (to be set on the trade date). If the index return is negative, you will receive an amount equal to your principal amount reduced by the index return. Investors will not receive any interest payments during the term of the Securities. Investing in the Securities involves significant risks. You may lose some or all of your principal if the index return is negative. Any payment on the Securities is subject to the creditworthiness of UBS.

Features
☐	Core Investment Opportunity: If you are seeking market exposure to the underlying index, the Securities may provide an alternative to traditional investments. The Securities provide positive and negative exposure to the underlying index with a step return feature at maturity.
☐	Step Return Feature: If the index return at maturity is zero or positive, the return of the Securities will be the greater of the step return of 16% to 19% (to be set on the trade date) and the index return. You will have full downside exposure to any negative index return at maturity.

Key Dates*

Trade Date	February 23, 2010
Settlement Date	February 26, 2010
Final Valuation Date	February 23, 2012
Maturity Date	February 29, 2012
*	Expected. In the event that we make any changes to the expected trade date and settlement date, the final valuation date and maturity date will be changed to ensure that the stated term of the Securities remains the same.
Security Offering

We are offering Step Performance Securities linked to the S&P 500® Index. The indicative range for the step return is listed below and will be set on the trade date. The Securities are offered at a minimum investment of $1,000, or 100 Securities.

Underlying Index	Term	Step Return	Starting Level	CUSIP	ISIN
The S&P 500® Index	2 years	16% to 19%	•	902661792	US9026617921

See “Additional Information about UBS and the Securities” on page 2. The Securities will have the terms set forth in the Step Performance Securities product supplement relating to the Securities, the accompanying prospectus and this free writing prospectus. See “Key Risks” on page 6 and the more detailed “Risk Factors” beginning on page PS-11 of the Step Performance Securities product supplement relating to the Securities for risks related to an investment in the Securities.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these Securities or passed upon the adequacy or accuracy of this free writing prospectus, or the accompanying Step Performance Securities product supplement, index supplement or prospectus. Any representation to the contrary is a criminal offense. The Securities are not deposit liabilities of UBS AG and are not FDIC insured.

Price to Public		Underwriting Discount		Proceeds to UBS AG
Total	Per Security	Total	Per Security	Total	Per Security
$•	$10.00	$•	$0.20	$•	$9.80

UBS Financial Services Inc.	UBS Investment Bank

Additional Information about UBS and the Securities

UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement for the Securities) with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read these documents and any other documents relating to this offering that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC web site is 0001114446. Alternatively, UBS will arrange to send you the prospectus, the index supplement and the product supplement if you so request by calling toll-free 800-722-7370.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦	Product Supplement dated September 30, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000139340109000481/c161639_690392-424b2.htm

♦	Index Supplement dated January 13, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000139340109000044/v128784_690258-424b2.htm

♦	Prospectus dated January 13, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000095012309000556/y73628b2e424b2.htm

References to “UBS”, “we”, “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. References to the “Step Performance Securities product supplement” mean the UBS product supplement, dated September 30, 2009 references to the “index supplement” mean the UBS Index Supplement, dated January 13, 2009 and references to “accompanying prospectus” mean the UBS prospectus titled “Debt Securities and Warrants”, dated January 13, 2009.

Investor Suitability

The Securities may be suitable for you if:

♦	You seek an investment with a return linked to the performance of the underlying index.
♦	You are willing to risk losing up to 100% of your principal amount invested.
♦	You are willing to expose your principal to the full downside performance of the underlying index.
♦	You believe that the level of the underlying index will stay the same or increase over the term of the Securities.
♦	You do not seek current income from this investment.
♦	You are willing to hold the Securities to maturity, a term of 2 years.
♦	You are not seeking an investment for which there will be an active secondary market.
♦	You are willing to forgo dividends or other distributions paid on the stocks included in the underlying index.
♦	You are comfortable with the creditworthiness of UBS, as issuer of the Securities.

The Securities may not be suitable for you if:

♦	You are unwilling to be exposed to fluctuations in the market prices of the stocks comprising the underlying index.
♦	You are not willing to make an investment in which you could lose up to 100% of your principal amount.
♦	You seek an investment that is principal protected.
♦	You believe that the level of the underlying index will decrease over the term of the Securities.
♦	You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings.
♦	You seek current income from your investment.
♦	You are unable or unwilling to hold the Securities to maturity, a term of 2 years.
♦	You seek an investment for which there will be an active secondary market.
♦	You are unable or unwilling to assume the credit risk associated with UBS, as issuer of the Securities.

The suitability considerations identified above are not exhaustive. Whether or not the Securities are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Securities in light of your particular circumstances. You should also review carefully the ‘Key Risks’ beginning on page 6 of this free writing prospectus for risks related to an investment in the Securities.

Indicative Terms

Issuer	UBS AG, Jersey Branch
Principal Amount per Security	$10 per Security. The Securities are offered at a minimum investment of $1,000, or 100 Securities.
Term	2 years
Underlying Index	The S&P 500® Index
Payment at Maturity (per Security)	If the index return is equal to or greater than zero, you will receive a cash payment per Security, which will be calculated as follows:
$10 + ($10 × the greater of: (a) index return and (b) step return)
If the index return is negative, you will receive a cash payment per Security, which will be calculated as follows:
$10 + ($10 × index return)
Accordingly, if the level of the underlying index has declined as of the final valuation date, you may lose up to 100% of your principal.
Step Return	16% to 19%*
Index Return	Ending Level – Starting Level Starting Level
Starting Level	The closing level of the underlying index on the trade date
Ending Level	The closing level of the underlying index on the final valuation date

Determining Payment at Maturity

If the index return is negative, you will lose 1% (or a fraction thereof) of your principal for each 1% (or a fraction thereof) that the index return is less than zero.

Accordingly, you could lose up to 100% of your principal depending on how much the underlying index declines.

*	Actual step return will be determined on the trade date.

Hypothetical Examples of How the Securities Perform

The following examples illustrate the payment at maturity on a hypothetical offering of the Securities assuming the following*:

Term:	2 years
Principal amount:	$10 per Security
Starting Level	1073.87 (assumed)
Step Return	17.50%
*	Actual step return, starting level and other terms for each Security to be set on the trade date.

Example 1: The closing level of the underlying index increases from a starting level of 1073.87 to an ending level of 1718.19.

Because the index return is 60%, the investor would receive at maturity the principal amount of each Security plus an additional payment equal to the product of (i) the principal amount multiplied by (ii) the greater of (a) the index return and (b) the step return.

Because the index return of 60% is greater than the step return of 17.50%, at maturity, the investor will receive a cash payment per Security equal to:

principal amount + (principal amount × index return) = $10 + ($10 × 60%) = $16.00

Investor receives $16.00 at maturity for each Security for a total return on the Securities equal to the index return of 60%.

Example 2: The closing level of the underlying index neither increases nor decreases from a starting level of 1073.87 to an ending level of 1073.87.

Because the index return is 0%, the investor would receive at maturity the principal amount of each Security plus an additional payment equal to the product of (i) the principal amount multiplied by (ii) the greater of (a) the index return and (b) the step return.

Because the index return of 0% is less than the step return of 17.50%, at maturity, the investor will receive a cash payment per Security equal to:

principal amount + (principal amount × step return) = $10 + ($10 × 17.50%) = $11.75

Investor receives $11.75 at maturity for each Security for a total return on the Securities equal to the step return of 17.50%.

Example 3: The closing level of the underlying index increases from a starting level of 1073.87 to an ending level of 1234.95.

Because the index return is 15%, the investor would receive at maturity the principal amount of each Security plus an additional payment equal to the product of (i) the principal amount multiplied by (ii) the greater of (a) the index return and (b) the step return.

Because the index return of 15% is less than the step return of 17.50%, at maturity, the investor will receive a cash payment per Security equal to:

principal amount + (principal amount × step return) = $10 + ($10 × 17.50%) = $11.75

Investor receives $11.75 at maturity for each Security for a total return on the Securities equal to the step return of 17.50%.

Example 4: The closing level of the underlying index decreases from a starting level of 1073.87 to an ending level of 751.71.

Because the index return is -30%, the investor would receive at maturity an amount equal to the principal amount of each Security plus the product of (i) the principal amount multiplied by (ii) the greater of (a) the index return and (b) the step return.

Because the index return of -30% is less than zero, at maturity, the investor will receive a cash payment per Security equal to:

principal amount + (principal amount × index return) = $10 + ($10 × -30%) = $7.00

Investor receives $7.00 at maturity for each Security for a total loss on the Securities equal to the index return of -30%.

Hypothetical Return Table of Securities at Maturity

The table below is based on the following assumptions*:

Term:	2 years
Principal amount:	$10 per Security
Starting Level	1073.87 (assumed)
Step Return	17.50%
Range of Index Performance:	60% to -60%
*	Actual step return, starting level and other terms for each Security to be set on the trade date.

Ending Level	Index Return(1)(2)	Payment at Maturity	Total Return at Maturity
1718.19	60%	$16.00	60%
1610.81	50%	$15.00	50%
1503.42	40%	$14.00	40%
1396.03	30%	$13.00	30%
1288.64	20%	$12.00	20%
1234.95	15%	$11.75	17.50%
1181.26	10%	$11.75	17.50%
1127.56	5%	$11.75	17.50%
1073.87	0%	$11.75	17.50%
1020.18	-5%	$9.50	-5%
966.48	-10%	$9.00	-10%
912.79	-15%	$8.50	-15%
859.10	-20%	$8.00	-20%
751.71	-30%	$7.00	-30%
644.32	-40%	$6.00	-40%
536.94	-50%	$5.00	-50%
429.55	-60%	$4.00	-60%
(1)	The underlying index is a price return index. Therefore, the index return will not include any dividends paid on the stocks comprising the underlying index.
(2)	The index return range is provided for illustrative purposes only. The actual index return may be below -60% and you therefore may lose up to 100% of your principal amount.

Key Risks

An investment in the Securities involves significant risks. Some of the risks that apply to the offering of Securities are summarized here, but we urge you to read the more detailed explanation of risks relating to the Securities generally in the ``Risk Factors” section beginning on page PS-11 of the Step Performance Securities product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities.

♦	At maturity, you risk losing some or all of your principal — The Securities do not guarantee any return of principal at maturity. We will not pay you 100% of your principal amount at maturity if the index return is negative. In that case, we will deliver to you at maturity an amount in cash equal to your principal amount reduced by the index return. This amount will be less than 100% of the principal amount of your Securities and you will be exposed to the full downside risk of the underlying index. Accordingly, you may lose some or all of your principal if the index return is negative.
♦	Market risk — The return on the Securities is directly linked to the performance of the underlying index and indirectly linked to the value of the stocks comprising the underlying index (“index constituent stocks”), and will depend on whether, and the extent to which, the index return is positive. You may lose some or all of your principal if the index return is negative.
♦	No interest or dividend payments — You will not receive any periodic interest payments on the Securities and you will not receive any dividend payments or other distributions on any index constituent stocks.
♦	There may be little or no secondary market for the Securities — The Securities will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market for the Securities will develop. UBS Securities LLC and other affiliates of UBS currently intend to make a market in the Securities, although they are not required to do so and may stop making a market at any time. If you sell your Securities prior to maturity, you may have to sell them at a substantial loss.
♦	Owning the Securities is not the same as owning the index constituent stocks — Owning the Securities is not the same as owning the index constituent stocks. As a holder of the Securities, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the index constituent stocks would have.
♦	Credit of UBS — The Securities are senior unsecured debt obligations of the Issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Securities depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the Securities and, in the event UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the Securities.
♦	The underlying index reflects price return, not total return — The return on your Securities is based on the performance of the underlying index, which reflects the changes in the market prices of the index constituent stocks. It is not, however, linked to a ``total return” index or strategy, which, in addition to reflecting those price returns, would also reflect dividends paid on the index constituent stocks. The return on your Securities will not include such a total return feature or dividend component.
♦	Price prior to maturity — The market price of the Securities will be influenced by many unpredictable and interrelated factors, including the market price of the underlying index; the volatility of the underlying index; the time remaining to the maturity of the Securities; interest rates in the markets in general; geopolitical conditions and economic, financial, political, regulatory, judicial or other events; and the creditworthiness of UBS.
♦	Impact of fees on secondary market prices — Generally, the price of the Securities in the secondary market, if one develops, is likely to be lower than the initial offering price since the issue price includes, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the Securities.
♦	Potential of UBS transactions to impact on price — Trading or transactions by UBS or its affiliates in the underlying index and/or over-the-counter options, futures or other instruments with returns linked to the performance of the underlying index, may adversely affect the performance of the underlying index and, therefore, the market value of the Securities.
♦	Potential conflict of interest — UBS and its affiliates may engage in trading activities related to the underlying index or the index constituent stocks which may present a conflict between the interests of UBS and you, as a holder of the Securities. The calculation agent, an affiliate of UBS, will determine the payment at maturity based on the observed level of the underlying index. The calculation agent can postpone the determination of the ending level if a market disruption event occurs and is continuing on the final valuation date.
♦	Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding any offering of the Securities. Any such research, opinions or recommendations could affect the level of the underlying index and therefore the market value of the Securities.
♦	UBS cannot control actions by the index sponsor and the index sponsor has no obligation to consider your interests — UBS and its affiliates are not affiliated with the sponsor of the underlying index (the “index sponsor”) and have no ability to control or predict its actions, including any errors in or discontinuation of public disclosure regarding methods or policies relating to the calculation of the underlying index. The index sponsor is not involved in the offer of the Securities in any way and has no obligation to consider your interest as an owner of the Securities in taking any actions that might affect the market value of your Securities.
♦	Uncertain tax treatment — Significant aspects of the tax treatment of the Securities are uncertain. You should consult your own tax advisor about your tax situation.

The S&P 500® Index

We have derived all information contained in this free writing prospectus regarding the S&P 500® Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by Standard & Poor’s Financial Securities LLC, a subsidiary of The McGraw-Hill Companies, Inc. (“S&P”). We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources. You should make your own investigation into the underlying index.

The S&P 500® Index is published by S&P. As discussed more fully in the index supplement under the heading “Underlying Indices and Underlying Index Publishers — S&P 500® Index”, the S&P 500® Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the value of the S&P 500® Index is based on the relative value of the aggregate market value of the common stock of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Ten main groups of companies comprise the S&P Index, with the number of companies included in each group as of January 29, 2010 indicated below: Consumer Discretionary (79); Consumer Staples (42); Energy (39); Financials (78); Health Care (52); Industrials (60); Information Technology (75); Materials (31); Telecommunications Services (9); and Utilities (35).

Historical Information

The following table sets forth the quarterly high and low closing levels for the S&P 500® Index, as reported by Bloomberg Professional® service. The closing level of the S&P 500® Index on January 29, 2010 was 1073.87. The historical levels of the S&P 500® Index should not be taken as an indication of future performance.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/3/2006	3/31/2006	1307.25	1254.78	1294.83
4/3/2006	6/30/2006	1325.76	1223.69	1270.20
7/3/2006	9/29/2006	1339.15	1234.49	1335.85
10/2/2006	12/29/2006	1427.09	1331.32	1418.30
1/3/2007	3/30/2007	1459.68	1374.12	1420.86
4/2/2007	6/29/2007	1539.18	1424.55	1503.35
7/2/2007	9/28/2007	1553.08	1406.70	1526.75
10/1/2007	12/31/2007	1565.15	1407.22	1468.36
1/2/2008	3/31/2008	1447.16	1273.37	1322.70
4/2/2008	6/30/2008	1426.63	1278.38	1280.00
7/1/2008	9/30/2008	1305.32	1106.39	1166.36
10/1/2008	12/31/2008	1161.06	752.44	903.25
1/2/2009	3/31/2009	934.70	676.53	797.87
4/1/2009	6/30/2009	946.21	811.08	919.32
7/1/2009	9/30/2009	1071.66	879.13	1057.08
10/1/2009	12/31/2009	1127.78	1025.21	1115.10
1/4/2010*	1/29/2010*	1150.23	1073.87	1073.87
*	As of the date of this free writing prospectus, available information for the first calendar quarter of 2010 includes data for the period from January 4, 2010 through January 29, 2010. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the first calendar quarter of 2010.

The graph below illustrates the performance of the S&P 500® Index from June 30, 1998 to January 29, 2010.

The historical levels of the S&P 500® Index should not be taken as an indication of future performance.

What Are the Tax Consequences of the Securities?

The United States federal income tax consequences of your investment in the Securities are uncertain. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion in “Supplemental U.S. Tax Considerations” on page PS-29 of the Step Performance Securities product supplement and discuss the tax consequences of your particular situation with your tax advisor.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as the Securities. Pursuant to the terms of the Securities, UBS and you agree, in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary, to characterize your Securities as a pre-paid derivative contract with respect to the underlying index. If your Securities are so treated, you should generally recognize long-term capital gain or loss upon the sale or maturity of your Securities in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Securities.

In the opinion of our counsel, Cadwalader, Wickersham & Taft LLP, it would be reasonable to treat your Securities in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the Securities, it is possible that your Securities could alternatively be treated for tax purposes in the manner described under “Supplemental U.S. Tax Considerations — Alternative Treatments” on page PS-30 of the Step Performance Securities product supplement.

In 2007, the Internal Revenue Service released a notice that may affect the taxation of holders of the Securities. According to the notice, the Internal Revenue Service and the Treasury Department are actively considering whether the holder of an instrument such as the Securities should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the Securities will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special ``constructive ownership rules” of Section 1260 of the Internal Revenue Code of 1986, as amended, should be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise required by law, UBS intends to treat your Securities for United States federal income tax purposes in accordance with the treatment described above and under “Supplemental U.S. Tax Considerations” on page PS-29 of the Step Performance Securities product supplement, unless and until such time as the Treasury Department and Internal Revenue Service determine that some other treatment is more appropriate.

Moreover, in 2007, legislation was introduced in Congress that, if it had been enacted, would have required holders of Securities purchased after the bill was enacted to accrue interest income over the term of the Securities despite the fact that there will be no interest payments over the term of the Securities. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your Securities.

Prospective purchasers of securities should consult their tax advisors as to the U.S. federal, state, local and other tax consequences to them of the purchase, ownership and disposition of securities.

Capitalization of UBS

The following table sets forth the consolidated capitalization of UBS in accordance with International Financial Reporting Standards and translated into U.S. dollars.

As of September 30, 2009 (unaudited)	CHF	USD
	(in millions)
Debt
Debt issued(1)	245,630	236,941
Total Debt	245,630	236,941
Minority Interest(2)	7,720	7,447
Shareholders’ Equity	39,536	38,138
Total capitalization	292,886	282,526

(1)	Includes Money Market Paper and Medium Term Notes as per Balance Sheet position.
(2)	Includes Trust preferred securities.

Swiss franc (CHF) amounts have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 0.96463 (the exchange rate in effect as of September 30, 2009).

Supplemental Plan of Distribution (Conflicts of Interest)

We will agree to sell to UBS Financial Services Inc. and certain of its affiliates, together the “Agents,” and the Agents will agree to purchase, all of the Securities at the price indicated on the cover of the final pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Securities.

We or one of our affiliates may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Securities and the Agents and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

Conflicts of Interest — Each of UBS Securities LLC and UBS Financial Services Inc. is an affiliate of UBS and, as such, has a “conflict of interest” in this offering within the meaning of NASD Rule 2720. In addition, UBS will receive the net proceeds (excluding the underwriting discount) from the initial public offering of the Securities, thus creating an additional conflict of interest within the meaning of NASD Rule 2720. Consequently, the offering is being conducted in compliance with the provisions of Rule 2720. Neither UBS Securities LLC nor UBS Financial Services Inc. is permitted to sell Securities in the offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.